Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: January 11, 2021

On January 11, 2021, IFF released an investor presentation and a pre-recorded webcast. The presentation and the transcript for the webcast is provided below.

CAUTIONARY STATEMENT This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward- looking statements. Statements in this presentation concerning IFF’s outlook for 2020 and beyond and future economic performance, anticipated profitability, revenues, expenses or other financial items, the expected impact of the Frutarom integration, including anticipated synergies and cost savings, the expected timetable for completing the proposed transaction with N&B, the benefits and synergies of the proposed transaction with N&B, future opportunities for the combined company and products and any other statements regarding IFF’s and N&B’s future operations, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Factors that could cause IFF’s actual results to differ materially include, but are not limited to, (1) disruption in the development, manufacture, distribution or sale of our products from COVID-19 and other public health crises, (2) risks related to the integration of the Frutarom business, including whether we will realize the benefits anticipated from the acquisition in the expected time frame, (3) unanticipated costs, liabilities, charges or expenses resulting from the Frutarom acquisition, (4) our ability to realize expected cost savings and increased efficiencies of the Frutarom integration and our ongoing optimization of our manufacturing facilities, (5) our ability to successfully establish and manage acquisitions, collaborations, joint ventures or partnership, (6) the increase in our leverage resulting from the additional debt incurred to pay a portion of the consideration for Frutarom and its impact on our liquidity and ability to return capital to its shareholders, (7) our ability to successfully market to our expanded and diverse Taste customer base, (8) our ability to effectively compete in our market and develop and introduce new products that meet customers’ needs, (9) our ability to retain key employees, (10) changes in demand from large multi-national customers due to increased competition and our ability to maintain “core list” status with customers, (11) our ability to successfully develop innovative and cost-effective products that allow customers to achieve their own profitability expectations, (12) disruption in the development, manufacture, distribution or sale of our products from natural disasters, international conflicts, terrorist acts, labor strikes, political crisis, accidents and similar events, (13) the impact of a disruption in our supply chain, including the inability to obtain ingredients and raw materials from third parties, (14) volatility and increases in the price of raw materials, energy and transportation, (15) the impact of a significant data breach or other disruption in our information technology systems, and our ability to comply with data protection laws in the U.S. and abroad, (16) our ability to comply with, and the costs associated with compliance with, regulatory requirements and industry standards, including regarding product safety, quality, efficacy and environmental impact, (17) our ability to react in a timely and cost-effective manner to changes in consumer preferences and demands, including increased awareness of health and wellness, (18) our ability to meet consumer, customer and regulatory sustainability standards, (19) our ability to benefit from our investments and expansion in emerging markets, (20) the impact of currency fluctuations or devaluations in the principal foreign markets in which we operate, (21) economic, regulatory and political risks associated with our international operations, (22) the impact of global economic uncertainty on demand for consumer products, (23) our ability to comply with, and the costs associated with compliance with, U.S. and foreign environmental protection laws, (24) our ability to successfully manage our working capital and inventory balances, (25) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including the U.S. Foreign Corrupt Practices Act, (26) any impairment on our tangible or intangible long-lived assets, including goodwill associated with the acquisition of Frutarom, (27) our ability to protect our intellectual property rights, (28) the impact of the outcome of legal claims, regulatory investigations and litigation, (29) changes in market conditions or governmental regulations relating to our pension and postretirement obligations, (30) the impact of changes in federal, state, local and international tax legislation or policies, including the Tax Cuts and Jobs Act, with respect to transfer pricing and state aid, and adverse results of tax audits, assessments, or disputes, (31) the impact of the United Kingdom’s departure from the European Union, (32) the impact of the phase out of the London Interbank Offered Rate (LIBOR) on interest expense, (33) risks associated with our pending combination with N&B, including business uncertainties and contractual restrictions while the transaction is pending, costs incurred in connection with the transaction, our ability to pursue alternative transactions, and the impact if we fail to complete the transaction, and (34) risks associated with the integration of N&B if we are successful in completing the transaction, including whether we will realize the anticipated synergies and other benefits of the transaction. New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on the Company’s business. Accordingly, the Company undertakes no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. 2CAUTIONARY STATEMENT This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward- looking statements. Statements in this presentation concerning IFF’s outlook for 2020 and beyond and future economic performance, anticipated profitability, revenues, expenses or other financial items, the expected impact of the Frutarom integration, including anticipated synergies and cost savings, the expected timetable for completing the proposed transaction with N&B, the benefits and synergies of the proposed transaction with N&B, future opportunities for the combined company and products and any other statements regarding IFF’s and N&B’s future operations, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Factors that could cause IFF’s actual results to differ materially include, but are not limited to, (1) disruption in the development, manufacture, distribution or sale of our products from COVID-19 and other public health crises, (2) risks related to the integration of the Frutarom business, including whether we will realize the benefits anticipated from the acquisition in the expected time frame, (3) unanticipated costs, liabilities, charges or expenses resulting from the Frutarom acquisition, (4) our ability to realize expected cost savings and increased efficiencies of the Frutarom integration and our ongoing optimization of our manufacturing facilities, (5) our ability to successfully establish and manage acquisitions, collaborations, joint ventures or partnership, (6) the increase in our leverage resulting from the additional debt incurred to pay a portion of the consideration for Frutarom and its impact on our liquidity and ability to return capital to its shareholders, (7) our ability to successfully market to our expanded and diverse Taste customer base, (8) our ability to effectively compete in our market and develop and introduce new products that meet customers’ needs, (9) our ability to retain key employees, (10) changes in demand from large multi-national customers due to increased competition and our ability to maintain “core list” status with customers, (11) our ability to successfully develop innovative and cost-effective products that allow customers to achieve their own profitability expectations, (12) disruption in the development, manufacture, distribution or sale of our products from natural disasters, international conflicts, terrorist acts, labor strikes, political crisis, accidents and similar events, (13) the impact of a disruption in our supply chain, including the inability to obtain ingredients and raw materials from third parties, (14) volatility and increases in the price of raw materials, energy and transportation, (15) the impact of a significant data breach or other disruption in our information technology systems, and our ability to comply with data protection laws in the U.S. and abroad, (16) our ability to comply with, and the costs associated with compliance with, regulatory requirements and industry standards, including regarding product safety, quality, efficacy and environmental impact, (17) our ability to react in a timely and cost-effective manner to changes in consumer preferences and demands, including increased awareness of health and wellness, (18) our ability to meet consumer, customer and regulatory sustainability standards, (19) our ability to benefit from our investments and expansion in emerging markets, (20) the impact of currency fluctuations or devaluations in the principal foreign markets in which we operate, (21) economic, regulatory and political risks associated with our international operations, (22) the impact of global economic uncertainty on demand for consumer products, (23) our ability to comply with, and the costs associated with compliance with, U.S. and foreign environmental protection laws, (24) our ability to successfully manage our working capital and inventory balances, (25) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including the U.S. Foreign Corrupt Practices Act, (26) any impairment on our tangible or intangible long-lived assets, including goodwill associated with the acquisition of Frutarom, (27) our ability to protect our intellectual property rights, (28) the impact of the outcome of legal claims, regulatory investigations and litigation, (29) changes in market conditions or governmental regulations relating to our pension and postretirement obligations, (30) the impact of changes in federal, state, local and international tax legislation or policies, including the Tax Cuts and Jobs Act, with respect to transfer pricing and state aid, and adverse results of tax audits, assessments, or disputes, (31) the impact of the United Kingdom’s departure from the European Union, (32) the impact of the phase out of the London Interbank Offered Rate (LIBOR) on interest expense, (33) risks associated with our pending combination with N&B, including business uncertainties and contractual restrictions while the transaction is pending, costs incurred in connection with the transaction, our ability to pursue alternative transactions, and the impact if we fail to complete the transaction, and (34) risks associated with the integration of N&B if we are successful in completing the transaction, including whether we will realize the anticipated synergies and other benefits of the transaction. New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on the Company’s business. Accordingly, the Company undertakes no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. 2

NON-GAAP MEASURES; ADDITIONAL INFORMATION Use of Non-GAAP Financial Measures We provide in this presentation non-GAAP financial measures, including: (i) currency neutral sales; (ii) adjusted EBITDA; (iii) adjusted EBITDA margin; (iv) free cash flow; (v) net debt to adjusted EBITDA. Our non-GAAP financial measures are defined below. A reconciliation of these non-GAAP financial measures to their respective GAAP measures is available on our website. Currency Neutral metrics eliminate the effects that result from translating international currency to U.S. dollars. We calculate currency neutral numbers by comparing current year results to the prior year results restated at exchange rates in effect for the current year based on the currency of the underlying transaction. Organic currency neutral sales are currency neutral sales excluding the impact of acquisitions for the twelve months following the acquisition. Adjusted EBITDA and adjusted EBITDA margin excludes the impact of interest expense, taxes on income, depreciation and amortization, non-operational and nonrecurring items, and non-cash items. Nonoperational items excluded are operational improvement initiatives, acquisition related costs, integration related costs, restructuring and other changes, Frutarom acquisition costs and N&B merger related costs. Nonrecurring items excluded are litigation settlements, acceleration of contingent consideration, FDA mandated product recall and compliance review & legal defense costs. Non-cash items excluded are (gains) losses on sale of assets and stock-based compensation. Free Cash Flow is operating cash flow (i.e. cash flow from operations) less capital expenditures. Net Debt to Adjusted EBITDA is the leverage ratio used in our credit agreement and defined as Net Debt (which is long-term debt less cash and cash equivalents) divided by Adjusted EBITDA. However, as Adjusted EBITDA for these purposes were calculated in accordance with the provisions of the credit agreement, it may differ from the calculation used for other purposes. These non-GAAP measures are intended to provide additional information regarding our underlying operating results and comparable year-over-year performance. Such information is supplemental to information presented in accordance with GAAP and is not intended to represent a presentation in accordance with GAAP. In discussing our historical and expected future results and financial condition, we believe it is meaningful for investors to be made aware of and to be assisted in a better understanding of, on a period-to-period comparable basis, financial amounts both including and excluding these identified items, as well as the impact of exchange rate fluctuations. These non-GAAP measures should not be considered in isolation or as substitutes for analysis of the Company’s results under GAAP and may not be comparable to other companies’ calculation of such metrics. Forward-Looking Non-GAAP Metrics. This presentation also includes our expectations for long-term (i) currency neutral organic sales growth; (ii) adjusted EBITDA margin by 2023; (iii) free cash flow and; (iv) net debt to adjusted EBITDA ratio in 2023. The closest corresponding GAAP measure to these non-GAAP measures and a reconciliation of the differences between the non-GAAP metric expectation and the corresponding GAAP measure is not available without unreasonable effort due to length of the forecasted period and potential variability, complexity and low visibility as to items such as future contingencies and other costs that would be excluded from the GAAP measure, and the tax impact of such items, in the relevant future period. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results. Additional Information and Where to Find It This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed combination with N&B, IFF has filed a registration statement on Form S-4, and N&B has filed a registration statement on Form S-4/S-1, each containing a prospectus, dated December 31, 2020, and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF. 3NON-GAAP MEASURES; ADDITIONAL INFORMATION Use of Non-GAAP Financial Measures We provide in this presentation non-GAAP financial measures, including: (i) currency neutral sales; (ii) adjusted EBITDA; (iii) adjusted EBITDA margin; (iv) free cash flow; (v) net debt to adjusted EBITDA. Our non-GAAP financial measures are defined below. A reconciliation of these non-GAAP financial measures to their respective GAAP measures is available on our website. Currency Neutral metrics eliminate the effects that result from translating international currency to U.S. dollars. We calculate currency neutral numbers by comparing current year results to the prior year results restated at exchange rates in effect for the current year based on the currency of the underlying transaction. Organic currency neutral sales are currency neutral sales excluding the impact of acquisitions for the twelve months following the acquisition. Adjusted EBITDA and adjusted EBITDA margin excludes the impact of interest expense, taxes on income, depreciation and amortization, non-operational and nonrecurring items, and non-cash items. Nonoperational items excluded are operational improvement initiatives, acquisition related costs, integration related costs, restructuring and other changes, Frutarom acquisition costs and N&B merger related costs. Nonrecurring items excluded are litigation settlements, acceleration of contingent consideration, FDA mandated product recall and compliance review & legal defense costs. Non-cash items excluded are (gains) losses on sale of assets and stock-based compensation. Free Cash Flow is operating cash flow (i.e. cash flow from operations) less capital expenditures. Net Debt to Adjusted EBITDA is the leverage ratio used in our credit agreement and defined as Net Debt (which is long-term debt less cash and cash equivalents) divided by Adjusted EBITDA. However, as Adjusted EBITDA for these purposes were calculated in accordance with the provisions of the credit agreement, it may differ from the calculation used for other purposes. These non-GAAP measures are intended to provide additional information regarding our underlying operating results and comparable year-over-year performance. Such information is supplemental to information presented in accordance with GAAP and is not intended to represent a presentation in accordance with GAAP. In discussing our historical and expected future results and financial condition, we believe it is meaningful for investors to be made aware of and to be assisted in a better understanding of, on a period-to-period comparable basis, financial amounts both including and excluding these identified items, as well as the impact of exchange rate fluctuations. These non-GAAP measures should not be considered in isolation or as substitutes for analysis of the Company’s results under GAAP and may not be comparable to other companies’ calculation of such metrics. Forward-Looking Non-GAAP Metrics. This presentation also includes our expectations for long-term (i) currency neutral organic sales growth; (ii) adjusted EBITDA margin by 2023; (iii) free cash flow and; (iv) net debt to adjusted EBITDA ratio in 2023. The closest corresponding GAAP measure to these non-GAAP measures and a reconciliation of the differences between the non-GAAP metric expectation and the corresponding GAAP measure is not available without unreasonable effort due to length of the forecasted period and potential variability, complexity and low visibility as to items such as future contingencies and other costs that would be excluded from the GAAP measure, and the tax impact of such items, in the relevant future period. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results. Additional Information and Where to Find It This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed combination with N&B, IFF has filed a registration statement on Form S-4, and N&B has filed a registration statement on Form S-4/S-1, each containing a prospectus, dated December 31, 2020, and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF. 3

Andreas Fibig Rustom Jilla Michael DeVeau Chairman and Executive Vice Senior Vice President, Chief Executive Officer President, Chief Investor Relations Financial Officer & Communications SPEAKERSAndreas Fibig Rustom Jilla Michael DeVeau Chairman and Executive Vice Senior Vice President, Chief Executive Officer President, Chief Investor Relations Financial Officer & Communications SPEAKERS

AGENDA 1. A New Industry-Defining Leader 2. ESG Leadership at the Core of Business 3. Substantial Synergy Opportunities to Drive Value Creation 4. Best-in-Class Financial Profile 5. Strong Management Team and Board of Directors 6. Summary 5AGENDA 1. A New Industry-Defining Leader 2. ESG Leadership at the Core of Business 3. Substantial Synergy Opportunities to Drive Value Creation 4. Best-in-Class Financial Profile 5. Strong Management Team and Board of Directors 6. Summary 5

A COMPELLING COMBINATION

Significant value creation opportunities across all stakeholders iff — A global leader in taste, scent and nutrition

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

~$11B Expected Annual Revenue[1]

~$2.5B Expected Annual EBITDA[1 2]

DuPont Nutrition & Biosciences — Leading value-added ingredients & solutions provider

THE NEW IFF

STRATEGIC RATIONALE	VALUE PROPOSITION
BROADENS CATEGORY EXPOSURE	• Expands breadth of capabilities • #1 or #2 position across complementary high-value ingredients
EXPANDS R&D CAPABILITIES & EXPERTISE	• Best-in-class R&D and innovation capabilities and strongest industry pipeline to develop proactive solutions • Talent with both creative and scientific expertise • Top quartile R&D spend annually in industry, with a significant patent portfolio as a combined company
DIFFERENTIATED INTEGRATED SOLUTIONS	• Stronger & broadest differentiated product offerings • Ability to improve speed-to-market • Greater simplification of supply chain

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1. Estimate for 2020 per IFF's S-4 filing on December 22, 2020. 2. Before anticipated benefit of cost synergies

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We Will THE NEW IFF Win On Execution A REIMAGINED INNOVATION PARTNER… • Unmatched scale, R&D capabilities and portfolio strength to lead industry evolution • A partner that is uniquely positioned at the intersection of science and creativity to deliver essential solutions through industry-leading investment in R&D and the #1 or #2 position across nearly all high-value categories WITH A LEADING FINANCIAL PROFILE… • Execution will drive robust sales growth, best-in-class margin profile & strong free cash flow generation • Significant revenue & cost synergy realization opportunities supported by structured execution framework • Commitment to disciplined capital management approach & continued portfolio optimization DRIVEN BY AN ENHANCED LEADERSHIP TEAM FOCUSED ON EXECUTION • Highly experienced executive committee, reflecting the strength of both organizations • Outstanding Board of Directors representing diverse industries & backgrounds, brings in-depth expertise and insightful new voices 7We Will THE NEW IFF Win On Execution A REIMAGINED INNOVATION PARTNER… • Unmatched scale, R&D capabilities and portfolio strength to lead industry evolution • A partner that is uniquely positioned at the intersection of science and creativity to deliver essential solutions through industry-leading investment in R&D and the #1 or #2 position across nearly all high-value categories WITH A LEADING FINANCIAL PROFILE… • Execution will drive robust sales growth, best-in-class margin profile & strong free cash flow generation • Significant revenue & cost synergy realization opportunities supported by structured execution framework • Commitment to disciplined capital management approach & continued portfolio optimization DRIVEN BY AN ENHANCED LEADERSHIP TEAM FOCUSED ON EXECUTION • Highly experienced executive committee, reflecting the strength of both organizations • Outstanding Board of Directors representing diverse industries & backgrounds, brings in-depth expertise and insightful new voices 7

THE NEW INDUSTRY-DEFINING LEADER

Scale & portfolio strength creates competitive advantage as industry transforms

+$11B pro-forma revenue

Net sales of +$11B[1] is ~$4B or ~60% higher than nearest peer

1.5X pro-forma R&D investment

Industry-leading R&D investment with an annual budget 1.5x the size of peers

#1 or #2 in core categories

Leader in nutrition, cultures, enzymes, probiotics, soy proteins, flavor & fragrances

~26% pro-forma EBITDA margin[2]

Best-in-class financial profile including synergies benefits

~48% pro-forma sales to small, medium & private label customers[3]

45,000+ customers; Majority in high-growth segments

~43% pro-forma emerging market revenue

Truly global footprint with significant exposure to high growth markets

1) Pro forma for full year results. Transaction expected to close February 1, 2021
2) Inclusive of synergy realization
3) Small, Medium & private label customers defined as annual sales less than $5M annually iff

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LEADER ACROSS ATTRACTIVE MARKETS

Breadth of capability & exposure establishes leading competitive position

		IFF + DuPont N&B	Peer 1	Peer 2	Peer 3	Peer 4	Peer 5	Peer 6
Food & Beverage	Functional Solutions[1]	🏅	✓	✓				
	Emulsifiers & Lecithin	🏅		✓				
	Sweeteners [2]	🏅	✓					
	Plant Protein [2]	🏅		✓				
Health & Bioscience	Cultures	🏅	✓					🏅
	Probiotics	🏅		✓		✓		🏅
	Enzymes	🏅	✓	✓			🏅	✓
	Animal Nutrition[1]	✓	✓				✓	✓
Pharma	Excipients	🏅		✓				
	Nutraceuticals[1]	✓	✓		✓	✓		
Flavor & Fragrance	Flavors	🏅		✓	🏅	✓		
	Fragrances	🏅			🏅	✓		
	Cosmetic Ingredients[1]	✓	✓		✓	✓		

🏅 Category Leader Position ✓ Participates in the category

iff

Source: Company information 1. Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional "leadership". 2. In relevant segments

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CONSUMER TRENDS RESHAPING VALUE CHAIN

Significant opportunity for IFF customers with innovation

SUSTAINED TRENDS

- Natural, health & wellness
- Clean label
- Traceability & sustainability

ACCELERATING TRENDS

- Healthy Food
- Plant Protein
- Snacking
- Active Self-Care
- Hygiene
- Natural Health
- Food Safety & Waste

IMPACTING ALL CUSTOMERS

- Global Champions
- Regional Leaders
- Private Label
- Emerging Brands



All of this leads to higher expectations of CPG value chain partners

Arrows indicate impact of COVID-19

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WELL-POSITIONED TO WIN

Strongest partner to co-create essential solutions for on-trend innovation

CUSTOMER EXPECTATIONS	IFF'S COMPETITIVE ADVANTAGE
Customers are outsourcing innovation & becoming increasingly focused on securing "co-creation" partners • Technological advantages a key selling point • Speed of innovation to beat competitors to market • Integrated solutions to drive efficiency **Small & Medium customers and emerging markets expected to outgrow established channels** • Impacted during COVID-19, however, expected to re-establish higher growth trajectory post pandemic • GLOBAL reach and LOCAL expertise increasingly important	✓ Leading co-creation capability supported by the breadth and depth of ingredients portfolio as well as leading R&D capability & creative expertise ✓ Single Point of Contact for development, troubleshooting, quality assurance/ control ✓ Multiple ingredient compatibility no longer an issue ✓ Global platform with local capability: enabling access to local ingredients and consumer insight knowledge ✓ Custom and differentiated innovation for all product segments: development of "next gen" products

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BROADEST PRODUCT OFFERING Enhanced offering with the highest product value for all customers IFF OFFERING VALUE TO CUSTOMER Quality of category-leading Single Ingredients Broadest portfolio of single ingredients Highly competitive field ingredient portfolio Quality of category leader Multiple Ingredients One-stop shop for multiple ingredients Improved product delivery Several global leaders Supply chain efficiency Strongest products within market Increased speed to market End-to-end partnership Integrated Solutions Handful of early adopters from concept to delivery Control of R&D through value chain Product development cost efficiency First to market with truly Market First Products Breakthrough technologies from R&D New IFF differentiated products (i.e., biotechnology) 12BROADEST PRODUCT OFFERING Enhanced offering with the highest product value for all customers IFF OFFERING VALUE TO CUSTOMER Quality of category-leading Single Ingredients Broadest portfolio of single ingredients Highly competitive field ingredient portfolio Quality of category leader Multiple Ingredients One-stop shop for multiple ingredients Improved product delivery Several global leaders Supply chain efficiency Strongest products within market Increased speed to market End-to-end partnership Integrated Solutions Handful of early adopters from concept to delivery Control of R&D through value chain Product development cost efficiency First to market with truly Market First Products Breakthrough technologies from R&D New IFF differentiated products (i.e., biotechnology) 12

UNRIVALLED INNOVATION PLATFORM

Unlocking value for customers in line with consumer demand

	FABRIC CARE Superior Cold Water Laundry Detergent	FOOD & BEVERAGE Better Plant-Based Burger	INGREDIENTS More Secure & Robust Ingredient Pipeline
CONSUMER EXPECTATIONS	Hygiene Sustainability Clean Label	Plant Protein Health & Wellness Food Safety	Sustainability Health & Wellness
POTENTIAL OF NEW IFF PLATFORM	**Enzymes** Fluidity, Stain removal, Malodor **Microbial Control** Antimicrobial & shelf-life	**Texturants** Mouthfeel **Binders** "Glue" ingredients together **Plant-Based Protein** Nutritional component **Emulsifiers** Bun yield **System Blends** Dairy-free cheese	**Libraries** Extensive Portfolio **Enzymes** Optimizing Synthetic Processes **Biotechnology** De-Risking Supply
	Fragrance Scent & odor coverage **Encapsulation** Fit-for-purpose delivery and performance	**Flavor & Seasonings** Taste **Taste Modulation** Bitterness & salt reduction **Delivery Systems** Flavor performance **Natural Antioxidants** Food **Natural Color & Grill Mark** Appearance & clean label	**New Molecule Discovery** Scent Ingredients **Green Chemistry** Consumer-Friendly Processes **Renewability** Environmentally Responsible Sourcing **Natural or Natural Derived** Consumer-Friendly Materials
CUSTOMER BENEFITS	✓ Product efficacy ✓ Speed to market ✓ Supply chain efficiency	✓ Product efficacy ✓ Speed to market ✓ Traceability ✓ R&D and supply chain efficiency	✓ Product efficacy ✓ Breakthrough innovation

DUPONT N&B PRODUCT OFFERING | IFF PRODUCT OFFERING

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ESG CORE TO OUR SUCCESS

Ambitious targets with increased focus on reporting and transparency

	FOCUS OUR EFFORTS	SET CLEAR TARGETS	REPORT PROGRESS
Environmental Footprint	Reducing greenhouse gas (GHG) emissions, conserving water & eliminating waste	2025 EcoEffective+ goals include Science Based Target to reduce Scope 1, 2 and 3 GHGs	On track to achieve 2025 goals, e.g.: Reduced GHGs by 19.5% below 2015 levels*
Responsible Sourcing	Accelerating ethical standards in our supply chain	Reducing impact to the environment and supporting workers and grower communities	75%* of supplier spend assessed through EcoVadis or Sedex, leading supply chain information platforms
Sustainable Innovation	Driving circular design principles	Continuing to drive sustainable innovation through a robust R&D pipeline	Developed first fine fragrance collection to be EWG Verified™ and Cradle to Cradle Certified™ with Henry Rose
People & Communities	Building a diverse, inclusive and safe culture	Employee-defined agenda advances the three pillars of our D&I mission	First and only company to earn EDGE Move certification globally

Core belief across the organization that responsible operations will generate long-term stakeholder value

* Based on our 2015 site portfolio

** All data is for legacy IFF and excluded Frutarom and N&B

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PROVEN ABILITY TO ACCOMPLISH OBJECTIVES Our commitment to ESG has set the standard for the industry R AT I N G S R A N K I N G S We are committed to making real progress at every opportunity ESG Score: 79 (Leader) Met and exceeded 3 of 4 2020 6 / 127 Chemicals industry environmental goals and set Produced by Sustainalytics as of December 17, 2019 aggressive 2025 EcoEffective+ goals Sustainability reporting in GRI framework since 2010 and in SASB framework since 2019 Produced by MSCI ESG Research as of December 10, 2020 We encourage our customers and employees to rethink conventional wisdom delivering ESG Disclosure: 65.7 what the world needs Source: Bloomberg Finance L.P. 15PROVEN ABILITY TO ACCOMPLISH OBJECTIVES Our commitment to ESG has set the standard for the industry R AT I N G S R A N K I N G S We are committed to making real progress at every opportunity ESG Score: 79 (Leader) Met and exceeded 3 of 4 2020 6 / 127 Chemicals industry environmental goals and set Produced by Sustainalytics as of December 17, 2019 aggressive 2025 EcoEffective+ goals Sustainability reporting in GRI framework since 2010 and in SASB framework since 2019 Produced by MSCI ESG Research as of December 10, 2020 We encourage our customers and employees to rethink conventional wisdom delivering ESG Disclosure: 65.7 what the world needs Source: Bloomberg Finance L.P. 15

SIGNIFICANT SYNERGY OPPORTUNITIES

Combination creates platform for strong shareholder value creation

REVENUE SYNERGIES	COST SYNERGIES
$400M	**$300M**
Run-rate achieved by the end of year three	**Run-rate achieved by the end of year three**
EBITDA Impact of $145M Net of Reinvestments	

Cost to Achieve Year Three Synergy Target: ~$355M

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EXPECTED REVENUE SYNERGY CONTRIBUTION

Accelerating top-line performance in year two and year three post deal close

REVENUE SYNERGY APPROACH

- Expecting 12–18-month incubation to commercialization leading to a rapid ramp up post year one
- Substantial opportunity to cross-sell complementary products and solutions to customer base
- Expect early pick up from mid-sized, regional and emerging players due to product development lifecycle

WHAT WE'VE LEARNED…

- Revenue synergies take more time to achieve
- Ensuring accountability and unified KPIs is critical
- We must protect our base business growth through deep operational focus amid pursuit of revenue synergies

REVENUE SYNERGY RAMP

	SALES	EBITDA
2021 Identify opportunities that have the potential to accelerate business long-term Deliver proof of concept wins	~$20M	~$5M
2022 Capitalize on initial momentum to generate further opportunities in select business offerings	~$140M	~$40M
2023 Build on established Integrated Solutions leadership to expand existing relationships while acquiring new customers	~$300M	~$100M
2024 Continued R&D execution to yield wins	~$400M	~$145M

* Cumulative P&L impact on a pro-forma/full year basis

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DEFINING PRIORITY GROWTH OPPORTUNITIES

Leveraging customer scale to sharpen go-to-market approach

End Market	Example Proactive Initiatives
Food & Beverage	• Solutions for delivering **superior mouthfeel for beverages** targeting low sugar, clean label • **Meat alternatives:** solutions for sodium reduction, modulation, fat mimicry • Combining flavors and proteins for dairy and plant-based **frozen desserts**
Health & Wellness	• Better-tasting **functional beverages** including probiotics, fibers, proteins • **Cross-sell IFF's flavors portfolio** into the pharmaceutical and dietary supplement market
Home & Personal Care	• Superior **Malodor Control Solutions** with IFF fragrance and N&B bio-actives • Cross-sell **HPC products & Fragrance** to HPC customers • Functional ingredients portfolio expansion in **Cosmetic Actives**

- Engaging in many conversations with customers across priority end markets
- Identified immediate, near-term and medium-term expansion opportunities
- Account-by-account review with coordinated approach between business division, sales team and integrated solutions
- Pursuing high-value offerings to "push" to customers while seeking in-depth engagements to identify new offerings

Team worked with 100+ business stakeholders to identify, size and refine revenue synergy ideas into a prioritized list of ~40 high value projects

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EXPECTED COST SYNERGY CONTRIBUTION

Substantial opportunity to drive margin expansion with $300 million of synergies

COST SYNERGY TIMING


$45M
$120M
$180M
$220M
$285M
$300M
2021
2022
2023
Realized Savings
Run-Rate Savings

SOURCES OF VALUE CREATION


50%
35%
15%
PROCUREMENT
GENERAL & ADMINISTRATIVE COSTS
OPERATIONS

* Realized is defined as the cumulative P&L impact on a pro-forma/full year basis; Run-rate is defined as the cumulative impact annualized over a 12-month period

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CLEAR EXECUTION PLAN

Unlocking savings by leveraging combined strength & optimizing non-strategic costs

PROCUREMENT	GENERAL & ADMINISTRATIVE COSTS	OPERATIONS

Accelerate Rationalization & Harmonization

- Supplier consolidation
- More efficient sourcing
- Insourcing potential
- Logistics, packaging & supplies savings

Streamline Overhead Expenses

- Application of best practices from both organizations
- Streamlining corporate functions (i.e., shared service centers)
- Eliminating non-strategic / low value-add costs

Rationalization Operations

- Lower production, warehouse and distribution costs
- Operational excellence
- Digital transformation
- Optimization of real estate

Fully developed workplan for ~85 initiatives driving targeted savings

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LONG-TERM FINANCIAL OUTLOOK

Execution set to deliver best-in-class financial profile

4 - 5%

Currency Neutral Organic Sales Growth

~26%

EBITDA Margin in 2023

~$2B

Free Cash Flow[1] Generation in 2023[2]

<3.0x

Targeting Net Debt to EBITDA in 24 to 36months post close

Strong Position to Generate Shareholder Value

1. Free cash flow is defined as cash flow from operations minus capex
2. Not inclusive of potential asset divestitures to be evaluated post-close

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BEST-IN-CLASS FINANCIAL PROFILE Leading revenue, EBITDA margin & free cash flow generation 1 R EV E N U E $11.1B $7.1B $6.7B $6.7B $4.0B Significant 3 3 IFF + N&B Peer 1 Peer 2 Peer 3 Peer 4 Valuation E B I T D A 4 ~26% by 2023 22 Multiple 1 M A R G I N Expansion 22% 21% 21% 21% 18% Opportunity 3 3 IFF + N&B Peer 4 Peer 2 Peer 1 Peer 3 FREE ~$2B by 2023 1 , 2 C A S H F L O W $1.4B $1.0B $0.9B $0.7B $0.5B IFF + N&B Peer 2 Peer 1 Peer 3 Peer 4 Source: Company information, FX converted at average 2020 rate 1. IFF + N&B shown for 2020E; Peer data shown YTD (as of Q3’20 for Peer 1 and as of Q2’20 for Peer 2, 3 and 4) 2. Free cash flow is defined as cash flow from operations minus capex 3. Financials reflect nutrition portions of portfolio only 22 22 4. Includes the impact of estimated revenue and cost synergiesBEST-IN-CLASS FINANCIAL PROFILE Leading revenue, EBITDA margin & free cash flow generation 1 R EV E N U E $11.1B $7.1B $6.7B $6.7B $4.0B Significant 3 3 IFF + N&B Peer 1 Peer 2 Peer 3 Peer 4 Valuation E B I T D A 4 ~26% by 2023 22 Multiple 1 M A R G I N Expansion 22% 21% 21% 21% 18% Opportunity 3 3 IFF + N&B Peer 4 Peer 2 Peer 1 Peer 3 FREE ~$2B by 2023 1 , 2 C A S H F L O W $1.4B $1.0B $0.9B $0.7B $0.5B IFF + N&B Peer 2 Peer 1 Peer 3 Peer 4 Source: Company information, FX converted at average 2020 rate 1. IFF + N&B shown for 2020E; Peer data shown YTD (as of Q3’20 for Peer 1 and as of Q2’20 for Peer 2, 3 and 4) 2. Free cash flow is defined as cash flow from operations minus capex 3. Financials reflect nutrition portions of portfolio only 22 22 4. Includes the impact of estimated revenue and cost synergies

CAPITAL ALLOCATION POLICY

Committed to maintaining strong balance sheet to deliver shareholder value

CAPEX INVESTMENT TO SUPPORT BUSINESS

1 **Debt Repayment**

Free cash flow net of dividend payments to be deployed to pay down debt

2 **Dividend Policy**

IFF is committed to maintaining current policy

3 **Portfolio Optimization**

IFF intends to evaluate and execute possible divestiture candidates post transaction close

4 **Share Buyback Program**

IFF expects to reauthorize a share buyback program once <3.0x leverage target realized

Balanced Capital Allocation Policy to Enhance Total Shareholder Returns

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DEFINED STRUCTURE TO ENSURE EXECUTION

Cross-functional group empowered to deliver value creation opportunity

INTEGRATION MANAGEMENT OFFICE	STRUCTURED APPROACH

INTEGRATION MANAGEMENT OFFICE

- ✓ Full-year of integration planning process completed
- ✓ Transition of integration management office (IMO) from pre-integration planning to post-integration execution
- ✓ Integration management office consists of about 50 executives with representation of both companies across all functions
- ✓ Direct IMO reporting structure into CFO with regular & frequent engagement from Chairman & CEO
- ✓ Established Board Integration Sub-Committee, with updates on synergy progression to full Board at each meeting
- ✓ Appointment of cost synergy lead, fully accountable to deliver plan
- ✓ Enhanced leadership team with large-scale integration experience
  - N&B team has executed 4 large-scale integrations with significant margin expansion in the last 10 years

STRUCTURED APPROACH

CEO/CFO Ownership

- Ensure accountability & drive execution
- Evaluate progress & impact
- Assign resources
- Remove roadblocks

IMO Leadership

- Manage overall program
- Track and report on progress
- Identify roadblocks

Business Activation

- Drive revenue & cost synergies
- Synchronize systems
- Identify issues

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LEGACY IFF
LEGACY N&B
NEW TO IFF (SINCE 2020)

EXCEPTIONAL LEADERSHIP TEAM

Highly talented, diverse and experienced team focused on execution

CHAIRMAN & CEO


Andreas Fibig

DIVISIONAL LEADERSHIP

TASTE, FOOD & BEVERAGE


Kathy Fortmann

HEALTH & BIOSCIENCES


Simon Herriott

SCENT


Nicolas Mirzayantz

PHARMA SOLUTIONS


Angela Strzelecki

CORPORATE LEADERSHIP

OPERATIONS


Francisco Fortanet

FINANCE


Rustom Jilla

LEGAL


Jennifer Johnson

R&D / INTEGRATED SOLUTIONS


Gregory Yep

CORPORATE LEADERSHIP

IR & COMMUNICATIONS


Michael DeVeau

STRATEGY


Etienne Laurent

COMMERCIAL EXCELLENCE


Greg Soutendijk

HUMAN RESOURCES


Susana Suarez

INFORMATION TECHNOLOGY


Vic Verma

Extended Leadership Team Below Executive Committee Established and Ready to Execute Strategic Plan from Day 1

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BEST-IN-CLASS BOARD OF DIRECTORS

Global insight with a fresh perspective and focus on execution



Andreas Fibig
IFF Chairman and CEO
(since 2014)
- President and Chairman of Bayer HealthCare Pharmaceuticals (2008-2014)
- Board of Directors, Novo Nordisk (Since 2018)

- Significant representation from both IFF and DuPont – equal representation as of 2022 Annual Meeting
- Proven executives with track-record of overseeing transformative merger integration, implementing global financial programs and driving growth in the CPG and pharmaceutical sectors



Edward Breen[1]
Executive Chairman and CEO, DuPont
(since 2019)
- CEO of DowDuPont (2017-2019)
- Board of Directors, Comcast (Since 2014)



Dr. Kathryn Boor
Dean of the Graduate School and Vice Provost for Graduate Education at Cornell University (Since 2020)
- Dean of the College of Agriculture and Life Sciences (CALS) (2010-2020)
- Board of Directors, Seneca Foods (Since 2019)



Carol A. (John) Davidson
Former, SVP and Chief Accounting Officer, Tyco International (2004-2012)
- Board of Directors, FMC Corporation (Since 2020)
- Board of Directors, TE Connectivity (Since 2016)



Michael Ducker
Former President and CEO, FedEx Freight (2015-2018)
- Board of Directors, IFF (Since 2014)
- Board of Directors, Amway (Since 2013)
- Board of Directors, nVent Electric plc (Since 2018)
- Board of Directors, U.S. Xpress (2020)



Roger W. Ferguson Jr
President and CEO, TIAA-CREF
(since 2008 – March 2021)
- Board of Directors, IFF (Since 2010)
- Board of Directors, General Mills (Since 2015)
- Board of Directors, Alphabet (Since 2016)



John Ferraro
Former Global COO, Ernst & Young (2007-2015)
- Board of Directors, IFF (Since 2015)
- Board of Directors, ManpowerGroup (Since 2016)
- Board of Directors, Advance Auto Parts (Since 2015)

26

iff

[1] Edward Breen will join the Board of the combined company following the close of the transaction and will assume the role of Lead Independent Director for the New IFF on June 1, 2021.

26

BEST-IN-CLASS BOARD OF DIRECTORS

Global insight with a fresh perspective and focus on execution



Christina Gold
Former CEO, Western Union
(2006-2010)
- Board of Directors, IFF (Since 2013)
- Non-Executive Chairman, Korn/Ferry (Since 2019)
- Former Director, ITT Corporation, Exelis & New York Life Insurance



Ilene Gordon
Former Chairman, President and CEO
of Ingredion Incorporated
(2009-2018)
- Board of Directors, Lockheed Martin (Since 2016)
- Board of Directors, International Paper (Since 2012)



Dr. Matthias Heinzel
President, DuPont N&B
(Since 2019)
- President DuPont N&H (2015-2019)
- Executive Board, Merck KGaA (Effective 4/21)
- CEO Life Science, Merck KGaA (Effective 4/21)



Dale Morrison
Founding Partner, Twin Ridge Capital
(Since 2016)
- Lead Director, IFF (Since 2011)
- Board of Directors, IHG (Since 2011)
- Former President and CEO of McCain Foods Limited (2004-2011)
- Former President and CEO of Campbell Soup Company (1997-2000)



Kåre Schultz
President , CEO and Director, Teva Pharmaceuticals
(Since 2017)
- Former President and CEO, H. Lundbeck A/S. (2015-2017)
- Former Chairman, Royal Unibrew A/S (2017-2018)
- Former Director, LEGO Group (2007-2020)



Stephen Williamson
SVP and CFO, Thermo Fisher Scientific
(Since 2015)
- Board of Directors, IFF (Since 2017)
- Member, Institute of Chartered Accountants of England and Wales

27

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Highly THE NEW IFF Focused on Execution to Deliver ✓Unmatched scale & portfolio to lead industry evolution & accelerate growth Shareholder Value ✓Disciplined focus on synergies & productivity to lead to industry-leading margin ✓Proven ability to embed ESG into strategy & enhance our leading ESG program ✓Balanced capital allocation policy that focuses on deleveraging & returning capital to shareholders to enhance total shareholder return ✓Enhanced leadership and governance ready to execute 28Highly THE NEW IFF Focused on Execution to Deliver ✓Unmatched scale & portfolio to lead industry evolution & accelerate growth Shareholder Value ✓Disciplined focus on synergies & productivity to lead to industry-leading margin ✓Proven ability to embed ESG into strategy & enhance our leading ESG program ✓Balanced capital allocation policy that focuses on deleveraging & returning capital to shareholders to enhance total shareholder return ✓Enhanced leadership and governance ready to execute 28

Slide 1

Good morning, good afternoon and good evening everyone.

My name is Michael DeVeau and I am the head of investor relations and communications at IFF.

Thank you for listening to IFF’s webcast previewing our financial profile, governance and strategic transformation initiatives effective upon the completion of IFF’s combination with DuPont Nutrition & Biosciences. This webcast will review the press release and presentation we filed with the SEC on January 11, 2021.

The press release and presentation can be found on our IR website at ir.iff.com.

Slide 2

During the webcast, we will be making forward-looking statements about the company’s performance and sharing our long-term financial outlook based on the business’ current state and expectations as a combined company with DuPont N&B. These statements contain elements of uncertainty, which we have laid out on slide two.

For additional information regarding the factors that can cause actual results to differ materially from our forward-looking statements, please refer to our cautionary statement and risk factors stated in today’s press release.

Slide 3

Today’s presentation will include non-GAAP financial measures, which exclude those items that we believe affect comparability. A reconciliation of these non-GAAP financial measures to their respective GAAP measures is available on our website as well.

Slide 4

Joining me today is IFF Chairman and CEO, Andreas Fibig, and Executive Vice President and CFO, Rustom Jilla.

I would now like to turn the webcast over to Andreas.

Andreas Fibig

Thank you, Mike – and thank you to all who are listening in. I am excited to share a detailed look at the New IFF and our clear path to deliver shareholder value with the completion of our combination with DuPont N&B, which we expect will occur on February 1st 2021.

Slide 5

On this call, we will preview the unmatched product and solutions offering and best-in-class financial profile of the New IFF, as well as our plan to capture significant synergies as we bring our compelling combination to life.

In addition, we will showcase the strong executive committee and Board of Directors that has been assembled to drive the New IFF’s industry defining leadership and deliver enhanced value for shareholders.

Slide 6

Now, turning to slide 6 – let’s spend a minute reviewing the compelling strategic rationale behind this combination. As we will cover in depth through this presentation, these two companies are highly complementary and together are poised to lead the evolution of the Consumer Products Goods value chain. Our new company is a purpose-driven enterprise, uniquely positioned at the intersection of creativity, science and innovation to shape the future of our industry and improve our world.

Quite simply, together we gain a broader set of ingredients and solutions coupled with a deeper R&D platform across a shared set of consumer product end markets. This allows us to enhance the value we can deliver to our customers in a very powerful way, as we present an unmatched ability to provide integrated solutions from concept to delivery.

Slide 7

Now let me talk to the key takeaways I see in today’s presentation of the new company.

Strategically, the New IFF is set to truly redefine our industry. We will be a new company for a new era. We are reimagining the depth and breadth of our partnership with our customers at a time when consumers are driving massive change through the entire CPG industry.

Execution – which is our singular focus now – will drive significant financial benefits for shareholders. The New IFF’s financial profile will be best-in-class in our industry when we complete our integration. We will have industry leading revenue, adjusted EBITDA margin and free cash flow generation, driven by a clear and executable path to realize significant revenue and cost synergies.

Capturing this potential is only attainable with flawless execution. To do that, we have an enhanced leadership team built evenly from both companies, while also welcoming an outstanding board of directors from diverse industries and backgrounds. This is a group of insightful new voices that will provide unique perspective.

Slide 8

Now, as we look to slide 8 – our advantage in the marketplace is clear. The New IFF will have unmatched scale, portfolio strength and R&D leadership to create meaningful competitive advantages.

Our R&D investment will be 1.5 times greater than our nearest peer. We will have #1 or #2 positions in core categories in nutrition, cultures, enzymes, probiotics, soy proteins, flavor & fragrances. This is coupled with the broadest and most diverse customer base in our industry – more than 45,000 in total and about 48% of our annual sales from small, medium and private label customers – we are well-positioned to drive profitable growth for our shareholders.

We will also leverage our geographic reach to capture the attractive growth rates in the emerging markets. In these key markets, the projected disposable income is expected to outgrow the developed market, and we will see the rise of a new middle-class comprising of households with an income level comparable to that of households in developed economies. These markets are nurturing a rising middle class who have the same aspirations for a better life and product experiences as you and I do. These dynamics will translate into an increased demand for consumer products goods, and with our strong representation in these markets, we will partner with our customers to capture the growth potential.

By every meaningful metric, the New IFF will be the clear leader in our industry.

Slide 9

Focusing more closely on our solutions offering and category leadership on Slide 9, you can see that our combined portfolio stands alone. While our peers may have strong positions in one category, or a select few, the new IFF will have depth, breadth and strength of capability across categories, which will give us an exceptional competitive advantage.

The New IFF’s leading positions in Food & Beverage, Health and Wellness and Home and Personal Care end markets will be core to delivering the cross-functional solutions that we know customers are demanding.

Slide 10

Slide 10 may be the most important we cover today. This combination is fundamentally built to respond to a powerful wave of transformation flowing through the CPG value chain.

For several years now, demand for natural, healthier, clean label and sustainable products have driven sweeping new expectations across consumer end markets. These shifts have created clear trends that have only accelerated through the COVID-19 pandemic.

Over the past year, we have seen greater accelerations in plant protein, snacking, hygiene and food safety & waste. Trends that are very favorable for our combined company portfolio.

All of our customers are moving to respond to these trends as consumers seek out brands that fit these new expectations above all else.

In each situation, the New IFF is poised to be an even stronger partner for our customers, anticipating their evolving needs and closely aligning with each market and region.

Slide 11

Looking at slide 11 now – I’d like to go a bit deeper on our ability to strengthen existing customer partnerships and capture new relationships.

The New IFF will be the strongest partner to co-create essential solutions for on-trend innovation.

As we have seen with increasing frequency, our customers are seeking co-creation partners as they look for new technologies, speed of innovation and efficiency of development.

While we’ve seen impact to small and medium regional brands as well as emerging brands in the pandemic, we fully expect the long-term trends to continue where this segment of customers will return to their high growth trajectory.

The New IFF will answer this call for co-creation in a way this industry has not seen before. With a laser focus on delivering stronger products, our company will drive tremendous customer benefit. With a single point of contact from concept to delivery, we will drive efficiency, quality, local relevance, global scale and differentiated product delivery. And with our best-in-class innovation platform, we will be well-positioned to develop “next gen” products that continue to redefine our industry.

Slide 12

On Slide 12 – you can see how the New IFF offers a best-in-class solution with increasing value for our customers as we tap the full potential of our platform.

First, we deliver the leading ingredients that will continue to be a core value proposition to all of our customers who come to us for single or multiple ingredients. This is broadly where our industry stands now and is a highly competitive field where we will continue to win based on the strength of our offering and category leadership.

However, where we will grow is on the strength of how we put together the pieces of our platform to create value through product formulation. With the strength of integrated solutions, we can drive broad value for customers with improved speed to market, clear control of product development through the value chain and compelling cost efficiency of a single point partner from concept to delivery.

This is where the future of our industry lies, and frankly, we see no other peer with the R&D, creative expertise, customer reach and portfolio strength to deliver such exceptional products.

The power of the platform actually… only accelerates when we look to the future. I see a world where the New IFF’s technology and innovation leadership will be a must-have partnership for our customers as we work together to deliver the next-gen products. For example, the combined company will have very strong biotechnology capabilities – one that we will leverage to create flexibility within the food chain, improve health & well-being, preserve resource and eliminate waste.

Slide 13

Turning to slide 13. You can see how this all comes together. Together we have a portfolio of ingredients and technology that will deliver products in line with consumer expectations and unlocking important customer value across our Taste, Food & Beverage; Scent; Health & Biosciences and Pharma Solutions divisions.

Core to this effort is close collaboration across our divisions to leverage the unique strengths, expertise and insights of each as we develop and deliver innovative, industry-defining products and participate in the end-to-end innovation cycle for the leading global CPG customers.

Slide 14

Now, as we turn to slide 14 – it is essential that we underscore the importance of the New IFF’s commitment to ESG. With a shared commitment to Do More Good – the New IFF is united in our aspiration to change our communities and our world for the better. Our efforts with regard to ESG and sustainability are critical to unlocking long-term stakeholder value.

This is not new for us. IFF has become an ESG leader in our industry and this focus will remain fundamental to the future success of our company. Our stakeholders – including customers and end consumers – have elevated the importance of safe, sustainable and responsible operations and the New IFF is positioned to build on our momentum in this area. This includes the ways in which we approach our environmental footprint, materials sourcing, new product innovation and the way we treat our colleagues around the world.

We are constantly evaluating opportunities to accelerate our impact and drive transformational change. As we look to the future, ESG will continue to be an important factor in how we achieve our long-term company objectives, all while making a positive contribution to society. Our people understand that every day they can have a positive impact on their communities and the environments through the work that we do.

Slide 15

Looking now at Slide 15 - we know that putting ESG considerations at the core of our purpose and strategy is of utmost importance to our stakeholders, including investors who expect a clear understanding for how we are addressing sustainability-related topics. For this reason, communicating our commitments through improved and more transparent disclosures has become vital to advancing our overall strategy.

We have worked hard to develop effective management approaches and accompanying metrics for our most important ESG topics, which has resulted in significant broad-based improvement since we began our program nearly 10 years ago.

We are pleased to have our work validated by a number of independent third-party providers of ESG research, ratings, recognitions for our investors. Among rating and ranking providers such as Sustainalytics, MSCI, and Bloomberg ESG, IFF is recognized as a global leader setting the new standard in ESG.

For example, at the end of 2019, Sustainalytics ranked us with an overall ESG score of 79 out of 100, placing us in the top 96% of companies, with a relative ranking of 6 out of 127 companies in our industry. More recently, I am proud to say that we have been named to the Dow Jones Sustainability Indices – both the 2020 World Index and the North America Index – a distinction that validates our leadership position in sustainability performance and underscores the company’s commitment to executing on key ESG priorities.

As Chairman and CEO of IFF, and as an executive committee member of the WBCSD, I am thrilled to report that our sustainability performance is continuing to advance at IFF. We intend to build on this effort together with N&B. Our passionate and dedicated team will continue to identify innovative, industry leading opportunities to update our processes with a focus on efficiency and sustainability.

With that, I would like to turn it over to Rustom, who will provide an update on our deal-related synergies and discuss the long-term financial outlook for the New IFF.

Slide 16

Thank you, Andreas. The strategic rationale behind this combination is compelling. But the delivery to our shareholders of the significant financial benefits expected in this transaction is going to come down to Execution. On Slide 16, we are highlighting again the meaningful synergy potential that exists for the New IFF.

As disclosed in our press release issued earlier today, we are at the end of the integration planning process with our run rate revenue synergy expectation remaining at approximately $400 million by the end of 2023. Execution on this target is expected to contribute at least $145 million of EBITDA, following the requisite investment to achieve these efforts.

Our run-rate cost synergy expectation of $300 million by the end of 2023 also remains in line with our previous announcements.

In the following slides, you will see more details on the progress we have made thus far in positioning our combined organization to deliver these synergies, and further contribute to the shareholder value creation potential of the New IFF.

Slide 17

Moving to slide 17, we are providing an overview of the process in place to realize the significant revenue synergies inherent in the New IFF’s portfolio, and our timing expectations.

Our approach has been jointly developed during a year-long integration planning process by teams from IFF’s and N&B’s business units guided by outside professional advisors and reflects learnings from our most recent acquisition.

First, the lifecycle from incubation to commercialization is typically 12-18 months so you’ll see a ramp up over time. We also expect that early cross-selling wins leading to integrated solutions will be from mid-sized regional players due to the nature of the product development cycle.

Second, we are implementing lessons we’ve learned from prior integrations. Being patient, setting clear unified KPIs and protecting our base business throughout. We understand and believe that revenue synergies are complementary… so the core business needs to perform to plan, and the revenue synergies will come on top.

In terms of cadence, we expect to realize a rapid acceleration of revenue synergies in year two post close, including realized sales of approximately $140 million in 2022, approximately $300 million in 2023 and approximately $400 million in 2024.

Slide 18

Following a thorough review not only of the New IFF’s expanded capabilities but also of the needs and expectations of our customers, we have worked to ensure our teams are positioned for success.

On slide 18, you can find several examples of high-value opportunities that leverage the full capabilities of our combined portfolio. We have already winnowed a list of hundreds down to 40 focused, high-value projects with near-term and medium-term expansion opportunities. And focus is what is needed to transform revenue synergy ideas into value.

Our success will sometimes require a coordinated go-to-market approach between divisions and Integrated Solutions, something Andreas has been repeatedly emphasizing all year, and our integration office has worked hard to sharpen this approach.

The potential of our platform requires focused execution, so that is why we are engaging with customers to understand exactly where near-term opportunity lies. Through this integration process we’ve done account-by-account reviews, created workplans and aligned resources to be sure we go to market swiftly, efficiently and with clarity of purpose.

Slide 19

As we pivot to the cost savings potential for the New IFF, slide 19 outlines our expectations in terms of run rates and timing of P&L realization. Again, we expect a total run-rate cost synergy contribution of $300 million by the end of 2023.

On a full year basis, we expect to generate approximately $45 million of realized P&L savings in 2021 while exiting the year with run-rate savings of $120 million. 50% of the $300 million of cost synergies are expected to come from procurement, which is why you see a run-rate savings ramp ahead of realized savings as it takes time to capture the savings from inventory to P&L.

The balance of our savings will come from reductions in general & administrative costs – about 35% of savings potential – and operations – which represents approximately 15%.

In the end, through our heightened focus on execution, the achievement of the $300 million in run-rate cost synergies represents approximately 275 bps improvement in EBITDA margin from where we are on a pro-forma basis in 2020… a significant value creation opportunity.

Note that in 2021, we expect approximately $50 million of realized EBITDA benefits between the combination of revenue and cost synergies.

Slide 20

Looking more closely at our cost synergy execution plan on slide 20, there are clear and meaningful opportunities to optimize non-strategic or low value-add costs.

From the ways in which we source materials, to how we operate our corporate functions and manage our physical footprint – we are committed to creating a more efficient organization that allows our teams to focus on growth initiatives while reducing costs.

Out of the gate, we have fully developed workplans for approximately 85 initiatives that will drive our targeted savings. We will have a cost synergy “lead” executive whose focus will be on execution and timely realization of our cost synergy commitments. As we move forward, we will have constant internal updates to ensure we are delivering on our commitments as expected, and we will regularly update our investors on our progress.

Slide 21

On slide 21, we’ve shared our expectations with regard to 4 key financial metrics that showcase the powerful value creation potential of our company in the years ahead.

Beginning with the topline – we expect currency neutral organic sales growth of approximately 4-5% as over the next few years driven by unmatched product and solutions offering, our industry-leading R&D and the revenue synergies covered earlier.

We also expect to see meaningful operating margin improvement for IFF moving forward, including an estimated adjusted EBITDA margin of approximately 26% in 2023 (up around 400 basis points from our 2020 pro-forma.

The New IFF will continue to generate strong free cash flows, and we expect a significant increase to approximately $2 billion in 2023.

De-levering will remain a core priority for the New IFF post-close, as we target a <3X net debt to EBITDA ratio 24 to 36 months post close and reaffirm our commitment to maintaining our investment grade rating.

Slide 22

Slide 22 highlights the New IFF’s enhanced financial position among industry peers. In addition to clear scale advantages as the industry’s largest company by revenue, our company will have a leading adjusted EBITDA margin, while generating best-in-class free cash flow.

Our strong financial profile, a result of successful execution of our strategy, will position us to create substantial value for shareholders over the long-term as we deliver results in line with our potential.

Slide 23

Slide 23 illustrates our balanced approach to capital allocation. First, we will invest in our businesses to ensure adequate capacity, upgrade our IT systems and improve efficiency, and the necessary capital expenditure has already been built into our 3-year projections. We will strengthen our strong balance sheet, and use our free cash flow to enhance total shareholder returns.

We remain committed to maintaining IFF’s current dividend policy. As mentioned previously, debt repayment is a priority and a commitment, central to ensuring the long-term health of the business. We therefore are intent on de-levering our balance sheet, both through paying down debt and by growing EBITDA.

As announced at our Q3 earnings call, we are evaluating some of the smaller non-core operations in our existing business portfolio. Upon the completion of the N&B transaction, we also intend to evaluate possible non-core divestiture candidates from that business portfolio, subject to Reverse Morris Trust requirements. And the proceeds of any divestitures will be used primarily to achieve the leverage reduction commitments. More to come on this, but we wanted to highlight that portfolio optimization will be a core part of the strategy of the New IFF as we move forward.

Lastly, we believe that well executed share buybacks can contribute significantly to value creation We do expect to reauthorize a share buyback program but only after we achieve our stated goal of reducing leverage to less than 3.0x net debt to EBITDA.

With that, I would like to turn it back to Andreas, who will address the teams and leadership in place to carry out the vision of the New IFF.

Slide 24

Thank you, Rustom. Turning to slide 24 now. As I hope you have gathered from this presentation so far, the tremendous value creation of this platform is in our hands but only if we execute.

We have made a tremendous amount of progress throughout the integration planning process to ensure that our teams are positioned for success from Day One-forward.

There is clear ownership from business activation, empowered leadership from an integration management office directly overseen by myself and Rustom with regular updates to a dedicated sub-committee of our board of directors at each board meeting. As part of this effort, we are also appointing a cost synergy lead, who will report directly to me and ensure that we achieve the cost savings objectives that we’ve identified. This person has significant experience in overseeing transformational cost saving initiatives and we confident in his ability to deliver.

We have the benefit of an enhanced full leadership team, including an N&B team that has integrated more than four large-scale transactions with significant margin expansion. We have the benefit of more than one year of integration planning, building rapport and clarity between two companies with shared cultures.

Rustom and I are focused on overseeing these efforts and empowering the IMO to take decisive action that will allow our teams to achieve the ambitious objectives that we have identified.

We acknowledge that integrations are complex, and issues may arise, but we are confident that we have put a well-defined structure in place to ensure successful delivery of our plan.

Slide 25

We are especially fortunate to have identified an exceptional leadership team to guide the new IFF – as outlined on slide 25.

This is a diverse group, which features the best-and-brightest from both IFF and N&B, as well as leaders that are new to the organization.

In addition to the accomplished Executive Committee that we have in place, I am thrilled that we also have announced the extended leadership team of more than 125 leaders – with a great representation between N&B and IFF – who will be ready to execute worldwide on Day 1.

Slides 26/27

Moving to slides 26 and 27 now, where you can find additional detail on the impressive Board of Directors for the combined company, several of which were just announced today.

This is a group of proven executives with deep experience leading global organizations, overseeing transformative merger integrations and executing business strategy across a diverse set of industries.

I look forward to especially working alongside the Directors new to IFF, including Ed Breen, who is set to become Lead Independent Director later this year.

I would also like to thank and acknowledge the four directors that will be departing our Board upon the completion of the merger. Marcello, David, Katherine and Li-Huei have provided invaluable leadership and expertise as IFF has pursued our transformation and created this foundation for our next stage of growth. I wish them all well in their future endeavors.

Slide 28

As we conclude on slide 28 – I would like to make a few closing remarks to underscore the exciting future ahead for the New IFF.

With the completion of the N&B transaction just days away, IFF sits at an important moment of transformation. With our unmatched scale and an incredibly deep portfolio, it’s clear that we have tremendous opportunities to strengthen our partnerships with customers and capture market growth. But, just as important as identifying a winning strategy is establishing a team and set of processes needed to achieve these objectives.

I am confident that – following a lengthy and thoughtful integration planning process, and with the benefit of previous lessons learned – the New IFF is ideally positioned to succeed as we entirely focused on execution and delivering our commitments fully.

With the organizational model and structures in place, the New IFF will deliver significant value for shareholders for years to come.

We are thrilled to lead the bright future that lies ahead for IFF and hope that you will join us on this transformational journey. I am so excited for our colleagues across the globe, as we combine our passions, our talents and our imaginations to meet the world’s challenges and create a better world.

Welcome to IFF

At IFF (NYSE:IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020, and N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) legislative, regulatory and economic developments, (17) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (18) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (19) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (20) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (21) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (22) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (23) the ability of N&B or IFF to retain and hire key personnel, (24) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (25) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (26) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (27) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (28) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (29) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.